Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended March 31,
	2005	2004
Fixed charges:
Interest expense, gross	$12.3	$16.5
Portion of rentals representative of interest	11.7	6.7

Total fixed charges	$24.0	$23.2

Earnings before fixed charges:
Income before income taxes	$57.5	$2.5
Fixed charges	24.0	23.2
Capitalized interest	(10.1)	(9.9)
Amortization of capitalized interest	1.0	0.8

Total earnings before fixed charges	$72.4	$16.6

Ratio of earnings to fixed charges:
Earnings before fixed charges	$72.4	$16.6
Fixed charges	$24.0	$23.2
Ratio of earnings to fixed charges	3.02	0.72